

June 13, 2013

Via E-mail
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
Suite 300, 714 – 1st Street SE
Calgary, Alberta
Canada T2G 2G8

> **Re:** **Petrosonic Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 3, 2013**
> **Form 10-Q for Quarterly Period Ended March 31, 2013**
> **Filed May 30, 2013**
> **File No. 000-53881**

Dear Mr. Agolli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Global Need, Supply and Production, page 4

1. We note your reference to certain data from a 2003 fact sheet issued by the U.S. Geological Survey and references to the U.S. Geological Survey elsewhere in the Form 10-K. It is unclear what remaining relevance these data and references have given the apparent age of the fact sheet. Please update your discussion in this section.

Oil Sands Production in Canada, page 7

2. We note that you have deleted the various citations in this section. Please provide the basis for the data presented and update this section with information as close to December 31, 2012 as practicable.

Disadvantages of Petrosonic Process/Technology, page 12

3. We partially reissue comment 39 of our previous letter. Please expand your disclosure regarding the necessity for regional variations in the designs of your equipment based on the type of crude oil. You appear to have only addressed variations based on the availability of certain solvents.

Environmental Laws and Regulations, page 13

4. We partially reissue comment 41 of our previous letter. Please discuss the specific environmental laws applicable to your business, such as those requiring you to obtain permits from the various governmental authorities. For example, provide the name of the applicable statute and local government entity. Also, as previously requested, please describe when you plan to apply for the fire permit in Albania.

Properties, page 22

5. We partially reissue comment 42 of our previous letter. Please revise your disclosure in this section to discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities. Please see instruction 1 to Item 102 of Regulation S-K.

Liquidity and Capital Resources, page 26

6. It is unclear why you have not addressed the convertible debentures with Sierra Growth, Inc. in your Form 10-K, despite having entered into those debentures on March 23, 2012 and including them as exhibits to the Form 10-K. Please revise this section and elsewhere as appropriate to address the debentures and to include the maturity date as called for in comment 30 of our previous letter.

Directors, Executive Officers and Corporate Governance, page 31

7. We partially reissue comment 44 of our previous letter. Despite your disclosure that Mr. Agolli spends 20% of his time providing services to BA Capital, it remains unclear how much time he devotes to your business. In this regard, we note that he also provides services from time to time to Sonoro Energy, Ltd. Please revise your disclosure to discuss the percentage of his time devoted to your business.

<u>Signatures, page 39</u>

8. In your amended Form 10-K, please indicate who signed in the capacity of controller or principal accounting officer. Also indicate who signed as a member of the Board of Directors. Also see Form 10-K, General Instruction D(2)(a).

9. Please revise your Form 10-K to include the following paragraph on the Signatures page of the Form 10-K "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Also include the required signatures following this section on the Signatures page.

<u>Petrosonic Energy Inc.</u>

<u>Financial Statement Presentation</u>

10. It appears you have restated the predecessor financial statements. Please ensure to clearly indicate your financial statements have been restated and provide the disclosures required by FASB ASC 250-10-50-7. Additionally, please tell your auditor to either re-date or dual date the opinion for any changes made to the financial statements.

<u>Notes to the Financial Statements</u>

<u>General</u>

11. We note in your response to our prior comment 62 you stated you do not carry any costs related to intangible assets and the value at September 30, 2012 carried on your financial statements was an estimate that was subsequently changed as of December 31, 2012. Please tell us what the prior "estimate" of $50,000 of intangible assets related to in your September 30, 2012 financial statements and clarify for us how that "estimate" changed in December 31, 2012.

<u>Exhibits</u>

12. We reissue comment 69 of our previous letter. We are unable to locate the warrant agreements and consulting agreements we referred to in our previous comment. Please file those agreements with your amended Form 10-K.

13. We reissue comment 70 of our previous letter. Please file the June 6, 2012 convertible debenture with Art Agolli in the proper electronic format.

14. We note that you indicate that Exhibit 10.8 "Assignment of Shares of Common Stock dated April 17, 2102 from Art Agolli in favor of Bearing Mineral Exploration Inc." and Exhibit 10.9 "Convertible Debenture dated June 29, 2012 issued to Sonoro Energy Ltd."

are incorporated from the company's current report on Form 8-K filed on July 31, 2012. Exhibit 10.8 and Exhibit 10.9 were not filed with the Form 8-K filed on July 31, 2012. Please revise to correct the incorporation by reference of Exhibits 10.8 and 10.9.

15. Please revise to clarify that Exhibits 10.14 and 10.15 were filed with the Form 10-K filed with the Securities and Exchange Commission on May 3, 2013.

16. We note a reference to a Master Toll Services Agreement on page 13. To the extent you discuss this agreement in the Form 10-K, please file the agreement as an exhibit even if the agreement was entered into after the end of your fiscal year. Also, consider whether the purchase agreement and registration rights agreement dated January 16, 2013, mentioned in comment 69 of our previous letter, should be filed with your Form 10-Q covering the period in which they were entered. Please see Item 6 of Form 10-Q for guidance.

Form 10-Q for the Quarterly Period Ended March 31, 2013

17. We note that the company entered into a one year agreement on January 1, 2013 with a firm that provides strategic investor relations services, that the company entered into a one year agreement on January 11, 2013 with a firm that provides legal services and that the company entered into a one year agreement on January 15, 2013 with a consulting firm. Please file these agreements as exhibits to your Form 10-Q for the quarterly period ended March 31, 2013 or advise us why the agreements are not required to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director